# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Barnes Group Inc., CIK 0000009984
CUSIP: 067806109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 123 Main Street, Bristol, Connecticut (CT), 06010
Date of event which requires filing of this statement: 01/22/2025
Amends the filing with accession number 0000921895-24-000155
Filed by CIK 0001929389
Persons authorized to receive notices and communications: Irenic Capital Management LP, 767 Fifth Avenue, 15th Floor, New York, New York (NY), 10153, 646-993-6330; Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019, 212-728-8000

## Reporting persons
- Irenic Capital Management LP (CIK 0001929389): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,572,142; shared voting power 0; sole dispositive power 2,572,142; shared dispositive power 0; aggregate amount beneficially owned 2,572,142 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Barnes Group Inc.
Address of issuer's principal executive offices: 123 Main Street, Bristol, Connecticut (CT), 06010

## Item 4. Purpose of Transaction
Purpose of transaction:
The following constitutes Amendment No. 2 (this "Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the undersigned with respect to the Issuer on January 29, 2024, as amended by that certain Amendment No. 1 thereto, filed with the SEC on March 7, 2024 (together with this Amendment No. 2, collectively, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 4 is hereby amended to add the following:
In connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 6, 2024 (the "Merger Agreement"), by and among the Issuer, Goat Holdco, LLC and Goat Merger Sub, Inc. (as described in greater detail in the Issuer's Current Report on Form 8-K, filed with the SEC on October 7, 2024), Irenic Capital has begun exploring the possibility of contributing a minority portion of the Shares held by the Irenic Funds to the acquiring entity in the proposed merger in exchange for equity in the post-merger company.

## Signatures
- Irenic Capital Management LP: By: Irenic Capital Management GP LLC, By: /s/ Adam Katz, Adam Katz/ Managing Member (01/22/2025)